SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: August 18, 2016

List of materials

Documents attached hereto:

i) Press release announcing Sony Corporation Acquires a Portion of the Common Stock of Sony Financial Holdings Inc.

August 18, 2016
Sony Corporation

Sony Corporation Acquires a Portion of the Common Stock of
Sony Financial Holdings Inc.

Tokyo, August 18, 2016 – On August 17, 2016, Sony Corporation (“Sony”) acquired an additional interest in the common stock of its subsidiary, Sony Financial Holdings Inc. (“SFH”), and today submitted a Bulk Shareholding Report.

The goal of the acquisition is to increase the corporate value of SFH and the entire Sony Group by strengthening the relationship with SFH.  The decision to acquire the shares was made after taking into consideration a variety of factors, including the effect the acquisition will have on increasing net income attributable to Sony’s stockholders and trends in the market.

As a result of the acquisition, Sony’s ownership of SFH has increased to 62.1% from 60.0%.  The price of the shares of SFH that Sony acquired was approximately 13.5 billion yen.

Sony believes that it is preferable for SFH to continue to maintain its status as a listed company to facilitate transparency in its management and to maintain independent access to financing given the particular characteristics of the financial businesses it operates.

No material impact is anticipated on Sony’s forecast for its consolidated financial results for the fiscal year ending March 31, 2017.

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